SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549

FORM 6-K REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 12, 2003

Claude Resources Inc. (Translation of registrant’s name into English)

200, 224-4th Avenue South, Saskatoon Saskatchewan S7K 5M5 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form20-F or Form40-F:

Form20-F |X| Form40-F |_|

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |_| No |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Claude Resources Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	November 12, 2003 Claude Resources Inc.

By: /s/ Val Michasiw Val Michasiw Secretary-Treasurer

News release via Canada NewsWire, Montreal 514-878-2520 -ME-

Attention Business Editors: Claude Resources Inc. – Third Quarter Report for the Nine Months Ended September 30, 2003

MONTREAL, Nov. 12 /CNW Telbec/ –

Overview

A steadily improving gold price and a corresponding improvement in gold share prices during the quarter are indicative of a more positive sentiment in the gold market. Investors appear to be increasingly confident that gold and gold stocks have entered a new major bull market.

Notwithstanding the 14% increase in average US dollar bullion prices realized, much of the benefit of the increasing US dollar price of gold has been offset by the unprecedented increase (reaching a 10 year high in October) in the value of the CDN dollar versus the US dollar, a situation which reduces the CDN dollar price of gold and increases cash operating costs per ounce when reported in US dollars.

As expected, Claude Resources’ operating results continued to improve. Third quarter gold sales of 13,100 ounces increased over second quarter sales of 12,500 ounces and are up significantly over third quarter 2002 results of 10,600 ounces. Despite the negative impact of the strong CDN dollar, cash operating costs continue to normalize, dropping to US $232 per ounce this third quarter.

The 200 metre extension of the shaft at the Seabee mine was largely complete by the end of the third quarter, with commissioning for service at the beginning of November. This extension is expected to have a positive impact on operating costs on a go forward basis.

During the quarter, the Company initiated an application for listing on the American Stock Exchange. Upon acceptance, management believes the listing will increase Claude’s visibility and accessibility to the US market.

Financial Highlights

	Three Months Ended September 30, 2003	Three Months Ended September 30, 2002	Nine Months Ended September 30, 2003	Nine Months Ended September 30, 2002

Revenue ($ millions)	9.1	7.0	26.8	17.6

Net earnings (loss) ($ millions)	1.0	(.2	1.6	(3.2

Earnings (loss) per share ($)	.02	—	.03	(.07

Cash from operations ($ millions)	2.6	1.2	5.7	.5

Cash from operations per share ($)	.05	.02	.11	.01

Average realized gold price for the period (US$/ounce)	381	316	350	306

Total cash operating costs (US$/ounce)	232	236	256	280

Working capital ($ millions)	9.1	7.1	9.1	7.1

Financial

Three Months

For the quarter ended September 30, 2003, Claude recorded net earnings of $1.0 million, or $0.02 per share, compared to a net loss of $.2 million, or $0.00 per share, for the same period in 2002.

Total revenue generated for the quarter was $9.1 million, 30% higher than the $7.0 million reported during the 2002 period. Both the mining and oil and gas divisions contributed to the revenue increase. The improved gold revenues were a result of increased sales volume and higher realized bullion prices. The Seabee mine contributed $6.9 million to revenues for the third quarter of 2003 compared to $5.2 million for the same quarter last year. Sales volume rose 24% from 10,600 ounces in 2002 to 13,100 ounces this period. The average Canadian dollar gold price realized increased from CDN $493 (US $316) during the third quarter of 2002 to CDN $529 (US $381) this period. Oil, natural gas liquids and gas revenue increased 25% over the 2002 period, with minimal production declines being offset by higher realized petroleum prices - primarily in the natural gas sector.

Total operating and administrative costs increased from $4.8 million in the third quarter of 2002 to $5.1 million this period. Mine operating costs were $4.2 million this quarter, slightly higher than the $3.9 million reported in 2002. As expected, mining costs are beginning to better track historically reported numbers as a result of the initiation of production from larger, higher grade stopes. It is expected that further cost savings will be realized in the fourth quarter with the commissioning of the shaft extension.

Total cash operating costs per ounce of US $232 for the third quarter of 2003 compare to US $236 for the same period of 2002. The reduction is largely a result of increased ounces sold during the period, offset by the stronger Canadian dollar. Based on the average CDN/US dollar exchange rate of 1.5632 for the quarter ended September 30, 2002, total cash operating costs for this quarter would have been US $206, a US $26 per ounce variance.

Oil, natural gas liquids and gas operating costs decreased 39% period over period, a result of a general decline in expenditures at the Edson gas plant and Nipisi field.

Depreciation and depletion of the Company’s gold assets was $1.6 million for the third quarter of 2003 versus $1.3 million in the corresponding 2002 period. This increase is largely a result of higher development expenditures incurred over the past several periods, combined with increased tonnes broken and milled, period over period. Depreciation and depletion costs per ounce for this quarter were US $86 compared to US $78 for the comparative period in 2002. Based on the 2002 average CDN/US dollar exchange rate for the quarter, the 2003 third quarter normalized depletion cost per ounce would have been US $76 per ounce, a US $10 per ounce variance.

Cash flow from operations before net change in non-cash working capital items more than doubled from $1.2 million, or $0.02 per share, last period to $2.6 million, or $0.05 per share, for the third quarter of 2003.

Year to Date

For the nine months ended September 30, 2003, the Company recorded net earnings of $1.6 million, or $0.03 per share, compared to a net loss of $3.2 million, or $0.07 per share, for the same period in 2002.

Total revenue generated for the first three quarters increased 52% from $17.6 million in 2002 to $26.8 million in 2003. Gold revenues increased by 47% over the comparable period last year, a result of improved sales volume and higher realized gold prices. The increase in gross oil, natural gas liquids and gas revenue was largely a result of improved average realized petroleum prices, particularly in the natural gas sector.

The Seabee mine contributed $18.8 million to revenue for the first nine months of 2003 compared to $12.8 million for the same 2002 period. Gold sales for the first nine months of 2003 were 37,300 ounces versus 26,600 ounces for the same period last year. With mill throughput continuing to originate from the mine’s 2B zone between the 400 metre and 600 metre levels, management expects to meet or exceed its 52,000 ounce forecast for the year. Improving average realized gold prices for the 2003 period also positively impacted revenue: 2003 - CDN $505 (US $353); 2002 - CDN $481 (US $306).

Gross oil, natural gas liquids and gas revenue increased by 67% from $4.8 million for the first three quarters of 2002 to $8.0 million this period. For the nine months ended September 30, 2003, oil and natural gas liquids sales volume was relatively unchanged period to period at 62,700 barrels. The average realized price rose 44% from US $21.80 (CDN $34.24) per barrel in 2002 to US $31.41 (CDN $44.99) this period. Natural gas sales volume declined slightly from 660 MMCF in 2002 to 632 MMCF this period. The average realized price for the first nine months of 2003 was US $4.91 (CDN $7.03) per MCF compared to US $2.47 (CDN $3.42) per MCF last period.

Total operating and administrative costs increased from $14.3 million for the first nine months of 2002 to $16.1 million this period. Much of this increase can be attributed to higher Seabee mine operating costs - from $11.7 million for the first nine months of 2002 to $13.7 million this period. This increase was a result of mining smaller stoping blocks at lower levels of the mine. This situation began to improve during the latter half of the third quarter as the development of larger stopes was completed. Further cost reduction is expected when the shaft extension is commissioned in early November. Despite the higher mine operating costs and the stronger Canadian dollar, the higher gold sales volume resulted in total cash operating costs per ounce of US $256 in 2003 compared to US $280 for the comparable period in 2002. Based on the average CDN/US dollar exchange rate of $1.5706 for the nine months ended September 30, 2002, total cash operating costs for the current year’s period would have been US $233, a US $23 per ounce variance.

Oil and gas operating costs fell 25% from $1.2 million during the first three quarters of 2002 to $.9 million for the corresponding 2003 period. This was primarily a result of reduced expenditures at the Edson gas plant and Nipisi field.

General and administration costs were 13% lower, falling from $1.6 million during the first three quarters of 2002 to $1.4 million this period. This reduction is due to prior year’s costs, including the settlement of a property tax assessment at Madsen. The interest and other account decreased period over period as a result of a prior year’s oil and gas adjustment in 2002.

Depreciation and depletion of the Company’s gold assets increased 9% from $3.5 million in 2002 to $3.8 million this period. This variance is a result of a larger asset base being used in the depletion calculation as well as an increase in tonnes broken and milled. Depreciation and depletion costs per ounce for the 2003 period were US $70 versus US $84 for the same period last year. Based on the 2002 average CDN/US dollar exchange rate for the period, the 2003 year to date depletion cost per ounce would have been US $64 per ounce, a US $6 per ounce variance.

Liquidity & Financial Resources

Cash flow from operations before the net change in non-cash working capital items was $5.7 million, or $0.11 per share, compared to $.5 million, or $0.01 per share, for the same period in 2002. This increase reflects higher contributions from both gold and oil and gas assets.

At September 30, 2003, short-term investments of $1.0 million and long-term investments of $1.7 million remained relatively unchanged. The small increase in long-term investment is primarily a result of funding the Seabee mine financial assurance requirements in respect of reclamation and decommissioning.

Capital expenditures on mineral and oil and gas properties in the first nine months of 2003 amounted to $12.0 million, an increase of $5.7 million from the same period in 2002. The 2003 additions to date include: $4.1 million in Seabee mine capital development (2002 - $4.1 million); $5.2 million infrastructure additions at the mine including the shaft extension and tailings betterment project; $.6 million in production related equipment; and $1.3 million in exploration costs (2002 - $1.0 million). Oil and gas additions of $.8 million include $.3 million in drilling costs and $.5 million in infrastructure costs - largely at the Edson gas plant.

To finance the Seabee shaft extension, the Company completed a non- brokered private placement of 2.5 million units. Each unit consisted of one common share and one half of one-common share purchase warrant at a price of $1.50 per unit, for gross proceeds of $3,750,000. Each whole purchase warrant will entitle the holder, upon exercise at any time up to and including January 31, 2004, and upon payment of $1.85, to subscribe for one common share.

During the year, 2,550,770 warrants outstanding pursuant to the April 23, 2002 private placement were exercised for gross proceeds of $3.2 million.

Operations

Gold – Seabee mine

Gold sales in the third quarter of 2003 increased to 13,100 ounces, a 5% increase over second quarter ounces sold and 24% higher than the 10,600 ounces sold in the third quarter of 2002. The Company is well positioned to meet its target of 52,000 ounces for 2003.

Mill feed was 8.8 grams per tonne for the quarter and 8.4 grams per tonne for the first nine months of 2003 as opposed to 7.6 grams per tonne and 5.8 grams per tonne for the comparable periods last year. Mill throughput, year to date, has met the 550 tonnes per day target despite disruption caused by the shaft extension. Mill throughput is scheduled to be increased to 700 tonnes per day after November 1, 2003.

The Seabee shaft extension project is progressing on plan and will be operational by November 1, 2003. During the month of October, the loading pocket installation and the shaft change over will be completed. The shaft will extend to the 600 metre level and will result in improved operating capabilities and lower operating costs.

Mine development is taking place on the 510 metre and 630 metre levels. Initial plans to access the 650 metre level in 2003 have been postponed as a result of the success achieved on the 510 metre level; the increase in size of the 5106 and 5107 stopes and the success of the diamond drill program on the 325 and 550 levels will lead to further development of the 161 and 162 veins.

With added emphasis on underground drilling at the Seabee mine, an expanded drill program is in progress. Expectations are that drilling success will lead to an increase in the deposit’s mineral resource, creating the potential for a sustainable increase in gold production at Seabee, with minimal infrastructure expenditure.

Oil & Gas

Oil and gas prices continue to outperform those realized in 2002, with average Canadian dollar prices for the nine months ending September 30, 2003 exceeding those in the comparable 2002 period by 31% and 106% respectively.

Exploration

During the third quarter, prospecting and mapping crews were active on a number of properties, including Pigeon Lake, Munro Lake and Jojay in Saskatchewan as well as Tartan Lake in Manitoba. Additionally, Placer continues its work commitment at the Company’s Madsen property.

Work in the Pigeon Lake area (4 kilometres north of the Seabee mine) confirmed the existence of the same host rock package as observed at the West Porky Lake discovery. The presence of elevated gold values in grab samples from this trend warrants follow-up geophysical surveys to refine target location. The Pigeon Lake zone should be drill ready for the winter 2003-04 season.

Prospecting in the Shane-Munro/Santoy Lakes area (east of the Seabee mine) has identified a number of very encouraging mineralized trends. Prospectors discovered several new showings that indicate these vein systems are more continuous than previously suspected. Two targets on the Company’s 100% owned Santoy Lake property will be drilled early in 2004.

Claude is in the process of acquiring a controlling interest in the Jojay property, 100 kilometres northeast of La Ronge. Crews have undertaken some preliminary mapping and prospecting to evaluate the continuity of the known mineralizing system. Significant overburden and swamp has masked this trend. A more rigorous program is planned for next year.

Mapping crews spent approximately six weeks tracing the Tartan Lake mineralized structures to the west. This work revealed several significant gaps in the property’s diamond drill database. Additionally, this crew staked a promising base metal occurrence contiguous with the Tartan property. Late in the quarter, a drill was mobilized to test the potential western extension of the Tartan Lake system and the depth potential of the West Zone. Preliminary results show continuity of structure and returned quite encouraging gold values.

On the Madsen property in the Red Lake camp of northwestern Ontario, Placer Dome continued diamond drilling a number of highly prospective targets, including the Treasure Box, north Russett Lake, Devilliers and Starrett-Olsen zones. Results from the latter two targets have been modestly encouraging. Intersections from the former two have displayed all the elements of a significant mineralized mafic-ultramafic system, including one interval that assayed 17.8 grams per tonne over 4.24 metres. New access road construction and increased staff and logistical support are evidence of Placer Dome accelerating exploration efforts on the Madsen property.

Derivative Instruments and Hedging Activities

To mitigate effects of price fluctuations on revenue, the Company may undertake hedging transactions from time to time, in respect of foreign exchange rates and the price of gold.

At September 30, 2003, the Company had outstanding forward gold contracts of 7,000 ounces at an average price of US $363 per ounce with a market value loss inherent in these contracts of US $.2 million. At September 30, 2003, the Company had outstanding foreign exchange contracts to sell US $2.25 million at an average CDN/US dollar exchange rate of 1.4109 with a market value gain inherent in these contracts of US $.1 million.

Outlook

The Company continues to maintain a strong balance sheet and report strong operating cash flows from its producing assets, and has a portfolio of exploration projects which give it the potential to grow significantly.

Forward-Looking Statements

This press release contains forward-looking statements based on the Company’s current expectations and projections about future events and financial trends affecting the financial condition of its business and the industry in which it operates. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company, or industry results to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Certain factors that could cause actual results to differ materially from Claude’s expectations are disclosed under the caption “Risk Factors” and elsewhere in Claude documents filed periodically with the Toronto Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.

Consolidated Statements of Earnings (Loss) (Canadian Dollars in Thousands)

	Three Months Ended September 30		Nine Months Ended September 30
	2003	2002	2003	2002
Revenues
Gold	$ 6,928	$ 5,224	$ 18,837	$ 12,787
Oil and gas:
Gross revenue	2,166	1,732	7,961	4,824
Crown royalties	(448)	(484)	(2,085)	(1,232)
Alberta Royalty Tax Credit	125	189	414	314
Overriding royalties	(1,013)	(668)	(3,353)	(1,871)

Net oil and gas revenue	830	769	2,937	2,035

	7,758	5,993	21,774	14,822
Expenses
Gold	4,224	3,917	13,652	11,676
Oil and gas	307	502	885	1,155
General and administrative	469	381	1,379	1,578
Interest and other	106	17	92	(222)
Provision for income taxes	17	14	58	101

	5,123	4,831	16,066	14,288

Earnings before the undernoted items	2,635	1,162	5,708	534
Depreciation, depletion and reclamation:
Gold	1,558	1,276	3,752	3,489
Oil and gas	113	86	334	263

Net earnings (loss)	$ 964	$ (200)	$ 1,622	$(3,218)

Net earnings (loss) per share
Basic and diluted	$ 0.02	$ —	$ 0.03	$ (0.07)

Weighted average number of shares outstanding (000’s)	54,680	48,438	53,363	46,305

Consolidated Statements of Cash Flows (Canadian Dollars in Thousands)

	Three Months Ended September 30		Nine Months Ended September 30
	2003	2002	2003	2002
Cash provided from (used in):
Operations:
Net earnings (loss)	$ 964	$ (200)	$ 1,622	$ (3,218)
Non cash items:
Depreciation, depletion and reclamation	1,671	1,362	4,086	3,752

Net change in non-cash working capital:
Receivables	83	(1,205)	1,161	(1,315)
Inventories	1,004	1,089	(1,981)	(361)
Shrinkage stope platform costs	(100)	(983)	(329)	(2,067)
Prepaids	154	(46)	74	(80)
Payables and accrued liabilities	123	(19)	1,677	1,205

Cash from (used in) operations	3,899	(2)	6,310	(2,084)

Investing:
Short-term investments	—	750	(2)	—
Investments	(290)	(39)	(319)	(539)
Mineral properties	(3,643)	(1,906)	(11,162)	(5,829)
Oil and gas properties	(400)	(152)	(820)	(443)

	(4,333)	(1,347)	(12,303)	(6,811)
Financing:
Issue of common shares, net of issue costs	11	(26)	6,784	4,754
Demand loan repayment	—	(82)	(110)	(246)
Obligations under
capital lease
Proceeds	—	—	—	214
Repayment	(15)	(19)	(45)	(46)

	(4)	(127)	6,629	4,676
Increase (decrease) in cash position	(438)	(1,476)	636	(4,219)
Cash position, beginning of period	(554)	(844)	(1,628)	1,899

Cash position, end of period	$ (992)	$ (2,320)	$ (992)	$ (2,320)

Consolidated Statements of Retained Earnings (Canadian Dollars in Thousands)

	Three Months Ended September 30		Nine Months Ended September 30
	2003	2002	2003	2002
Retained earnings, beginning of period	$ 4,330	$ 2,163	$ 3,672	$ 5,181
Net earnings (loss)	964	(200)	1,622	(3,218)

Retained earnings, end of period	$ 5,294	$ 1,963	$ 5,294	$ 1,963

Notes to Consolidated Financial Statements

Note 1 – General

The accompanying unaudited consolidated financial statements should be read in conjunction with the notes to the Company’s audited consolidated financial statements for the year ended December 31, 2002. The unaudited consolidated financial statements include the financial statements of the Company and its subsidiary.

The unaudited consolidated financial statements reflect all normal and recurring adjustments which are, in the opinion of management, necessary for a fair presentation of the respective interim periods presented.

Stock-based Compensation

Effective January 1, 2002, Claude adopted new CICA Handbook Section 3870, “Stock-based Compensation and other Stock-based Payments”. This section requires that a fair value based method of accounting be applied to direct awards of stock to employees. This standard allows the Company to continue its existing policy, the intrinsic value based method, of recording no compensation cost on the grant of stock options to employees. However, pro forma information is required which reflects the difference between compensation cost recorded under the intrinsic based method and costs that would have been recorded under the fair value based method. The application of this standard had no material impact on the Company’s pro forma financial results for the nine months ended September 30, 2003.

Note 2 – Shrinkage Stope Platform Costs

Shrinkage stope platform costs represent ore that is being used as a working stage, within the stope, to gain access to further ore. This ore is expected to be processed in the following 12 months. The processing of this broken ore occurs in accordance with a mine plan based on the known mineral reserves and current mill capacity. The timing of processing of ore has not been significantly affected by historic prices of gold.

Note 3 – Share Capital

At September 30, 2003 there were 54,694,308 common shares outstanding.

Options in respect of 2,410,000 common shares are outstanding under the stock option plan. These options have exercise prices ranging from $.53 to $3.05 with expiration dates between April, 2006 and June 30, 2013.

On January 31, 2003, the Company completed a private placement offering of 2,500,000 units, each unit consisting of one common share and one half of one common share purchase warrant, at a price of $1.50 per unit, for gross proceeds of $3,750,000. Each whole purchase warrant will entitle the holder, upon exercise at any time up to and including January 31, 2004, and upon payment of $1.85, to subscribe for one common share. At September 30, 2003, 1,500,000 warrants (including 250,000 finder’s warrants) remain outstanding.

In April, 2003 the remaining 2,550,770 warrants outstanding pursuant to the April 23, 2002 private placement were exercised.

Note 4 – Guarantees

Effective January 1, 2003, the Company adopted the new CICA Accounting Guideline AcG-14 which requires certain disclosures of obligations under guarantees. There have been no material changes to the guarantees reported in the annual consolidated financial statements.

Note 5 – Comparative Figures

Certain prior year balances have been reclassified to conform to the current financial statement presentation.

Note 6 – Differences from United States Accounting Principles

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada. See Note 19 of the Company’s audited financial statements for the year ended December 31, 2002, for a narrative explanation of the differences in Canadian and US generally accepted accounting principles.

Consolidated Balance Sheets (Canadian Dollars in Thousands)

	September 30 2003	December 31 2002
Assets
Current assets:
Short-term investments	$ 960	$ 958
Receivables	1,013	2,174
Inventories	5,347	3,366
Shrinkage Stope Platform Costs (Note 2)	6,181	5,852
Prepaids	304	378

	13,805	12,728

Oil and gas properties	3,897	3,411
Mineral properties	24,691	17,208
Investments	1,655	1,336

	$44,048	$34,683

Liabilities and Shareholders’ Equity
Current liabilities:
Bank indebtedness	$ 992	$ 1,628
Payables and accrued liabilities	3,617	1,940
Demand loan	—	110
Current portion of obligations under capital lease	54	51

	4,663	3,729

Obligations under capital lease	74	122
Future site reclamation costs	2,708	2,635
Shareholders’ equity:
Share capital (note 3)	31,309	24,525
Retained earnings	5,294	3,672

	36,603	28,197

	$44,048	$34,683

-0- 11/12/2003

/For further information: Neil McMillan, President, (306) 668-7505/ (CRJ.)

CO: CLAUDE RESOURCES INC. ST: Quebec IN: MNG SU: ERN